This announcement is not an offer to purchase or a solicitation of an offer to sell any securities. The Offer (defined below) is not being made to any security holder in any state where prohibited by administrative or judicial action pursuant to a state statute after a good faith effort by the bidder(s) to comply with such statute. In any jurisdiction where applicable law requires the Offer to be made by a licensed or registered broker or dealer, the Offer may be deemed to be made on behalf of the bidder(s) by one or more such brokers or dealers.

NOTICE OF OFFER TO PURCHASE

All Outstanding Shares of Common Stock

of

LOOKSMART, LTD.

at

$1.00 Net Per Share in Cash

by

PEEK Investments LLC,

an affiliate of

Snowy August Management LLC and Platinum Management (NY) LLC

PEEK Investments LLC, a Delaware limited liability company ("Purchaser"), is making a third-party tender offer to purchase all outstanding shares of common stock, $0.001 par value per share ("Shares"), of LOOKSMART, LTD., a Delaware corporation (the "Company"), for $1.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 16, 2012 and the related Letter of Transmittal (which, collectively, as amended or supplemented, constitute the "Offer").

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON AUGUST 10, 2012, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is conditioned on, among other things: (1) there being validly tendered and not properly withdrawn prior to the expiration of the Offer at least the number of Shares which, together with the Shares then owned by Purchaser and its affiliates, represents a majority of the total number of Shares then outstanding on a fully-diluted basis; (2) Purchaser being satisfied, in its reasonable discretion, that Section 203 of the General Corporation Law of the State of Delaware is inapplicable to the Offer and the plans, proposals, agreements, and transactions contemplated by the Offer; and (3) Purchaser being satisfied, in its reasonable discretion, that Purchaser or its affiliates will control the Company's board of directors upon consummation of the Offer. Other conditions of the Offer are described in the Offer to Purchase. The Offer is not conditioned upon Purchaser obtaining financing.

Purchaser reserves the right, in its sole discretion, subject to applicable law, to extend the period of time during which the Offer remains open, at any time and from time to time and for any reason, by issuing a notice of the extension by public announcement no later than 9:00 A.M., New York City time, on the next business day after the date the Offer was scheduled to expire. Purchaser may elect to provide one or more subsequent offering periods pursuant to Rule 14d-11 under the Securities Exchange Act of 1934, as amended, during which tenders will be accepted for the same form and amount of consideration and withdrawal rights do not apply. Although Purchaser does not currently intend to provide a subsequent offering period, Purchaser reserves the right to provide one or more subsequent offering periods.

Security holders who desire to tender any securities held of record should provide a complete, signed Letter of Transmittal or facsimile thereof, each certificate for the securities, and all other required documents to the Depositary (defined in the Offer to Purchase) in accordance with the instructions in the Letter of Transmittal; or tender the securities pursuant to the book-entry transfer procedures described in the Offer to Purchase. Security holders who cannot provide a certificate or any other required document or comply with the book-entry transfer procedures on a timely basis may be able to tender securities pursuant to the guaranteed delivery procedures described in the Offer to Purchase. Security holders who desire to tender any beneficially owned securities should direct each applicable broker, dealer, commercial bank, trust company, and other nominee to tender the securities.

For purposes of the Offer, tendered securities will be accepted for payment if, when, and as Purchaser gives oral or written notice of acceptance to the Depositary. Security holders may withdraw any tendered securities at any time prior to the expiration of the Offer and, unless Purchaser has accepted the securities for payment pursuant to the Offer, security holders may also withdraw any tendered securities at any time after September 14, 2012. Security holders may not withdraw any tendered securities during any subsequent offering period. As described in the Offer to Purchase, security holders may withdraw any tendered securities by providing a written notice of withdrawal or facsimile thereof and all required information to the Depositary at any time when the security holders have the right to withdraw tendered securities. As described in the Offer to Purchase, security holders who tendered any securities through any broker, dealer, commercial bank, trust company, or other nominee may be required to direct each applicable nominee to withdraw the tendered securities.

The receipt of cash as consideration for securities tendered in the Offer will generally be treated as a taxable transaction for U.S. federal income tax purposes and may also be taxable for other applicable state, local, and foreign income and other tax purposes. Security holders should consult their tax advisors to determine the tax consequences of the tender offer to them in light of their particular circumstances.

One of the purposes of the Offer is to acquire or influence control of the business of the Company. The information required by paragraph (d)(1) of Rule 14d-6(d) under the Exchange Act is included in the Offer to Purchase and incorporated herein by reference. A request is being made or may be made to the Company for stockholder lists and security position listings to use for dissemination of the Offer to security holders. The Offer to Purchase, Letter of Transmittal, and other tender offer materials will be mailed to record holders of Shares and furnished to brokers, banks, and similar persons whose name appears or whose nominee appears on the list of security holders or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares. If the list furnished to Purchaser includes beneficial owners pursuant to Rule 14d-5(c)(1), tender offer materials may be mailed directly to beneficial holders.

The Offer to Purchase and Letter of Transmittal contain important information and should be read carefully in their entirety before deciding whether to tender any Shares or making any other decision with respect to the Offer. Security holders may obtain promptly, at Purchaser's expense, Purchaser's tender offer materials by contacting the information agent for the Offer as described below.

The Information Agent for the Tender Offer is:

Morrow & Co., LLC

470 West Avenue

Stamford, CT 06902

(203) 658-9400

Banks and Brokerage Firms, Please Call Collect: (203) 658-9400

All Others, Call Toll Free: (800) 662-5200

 E-mail: tender.info@morrowco.com